Exhibit C

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

SUITE 1440

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 24, 2013

Dear Ted,

This letter sets forth the terms we’ve recently discussed with respect to your personal holdings of, and future transactions in, the securities of DaVita Corporation, DirecTV, Liberty Media Corporation and Starz (the “Covered issuers” and their securities, the “Covered Securities”).

You agree not to sell any securities of a particular Covered Issuer that you own as of the date of this letter unless and until Berkshire no longer has any holdings in the securities of such Covered Issuer, unless otherwise consented to by me (which consent shall be reflected in a record maintained by Berkshire’s CFO and shall specify the amount of securities you may sell). If you desire to purchase additional Covered Securities, you may do so with my prior consent (which consent shall be reflected in a record maintained by Berkshire’s CFO and shall specify the proportionate amount that you may purchase. In such event, all of your purchases of additional Covered Securities, and any subsequent sates of such additional Covered Securities, shall be executed (1) as nearly as reasonably possible at the same time and price as trading by Berkshire in such securities, (2) in the same manner and type of transaction (for example, both you and Berkshire must use the same broker and either both purchase or both sell) and (3) on the proportionate basis specified, unless in each ease otherwise consented to by me (which consent shall be reflected in a record maintained by Berkshire’s CFO).

This letter also confirms your agreement to file, together with Berkshire as a “group,” all required filings under Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder. You further agree to notify Berkshire’s CFO of your current holdings of, and other beneficial ownership in, Covered Securities, and to provide him prompt notice of any change in such holdings and/or beneficial ownership, so that Berkshire can make all of its required SEC filings on a timely and accurate basis.

This letter does not impact in any way your voting rights in any Covered Securities held by you, which you will continue to exercise as you choose without considering Berkshire’s interests. Berkshire’s voting rights In any Covered Securities will continue to be exercised solely as directed by me.

Your purchases and sales of Covered Securities (i) on behalf of any member of your immediate family and related entitles (including trusts of which you are trustee), or (ii) pursuant to a power of attorney or other trading authorization, shall be subject to the second paragraph of this letter. References to “Berkshire” shall include all of its subsidiaries and affiliates. This letter is not an employment agreement, and your employment shall remain at-will. This letter, together with Berkshire’s Insider Trading Policies and Procedures and its Code of Business Conduct and Ethics, sets forth our entire agreement with respect to your holdings of, and future transactions in, Covered Securities. However, you should be aware that Berkshire may in the future determine that additional restrictions with regard to your trading In Covered Securities are required in connection with your position as an investment manager of Berkshire.

We look forward to your continued contributions to Berkshire’s future.

Sincerely,

/S/ WARREN E. BUFFETT

Warren E. Buffett

Acknowledged and agreed as of the date first set forth above

/s/ R. Ted Weschler
R. Ted Weschler